

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2016

Travis Mayer
Chief Financial Officer
Intrawest Resorts Holdings, Inc.
1621 18th Street, Suite 300
Denver, Colorado 80202

> **Re: Intrawest Resorts Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 8, 2016**
> **File No. 001-36286**

Dear Mr. Mayer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure